# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Roth CH Acquisition Co., CIK 0001860514
CUSIP: G88935138
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 2340 Collins Avenue, Suite 402, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 01/24/2025
Filed by CIK 0001835871
Persons authorized to receive notices and communications: Byron Roth, 2340 Collins Avenue, Suite 402, Miami Beach, Florida (FL), 33139, 561.696.5864

## Reporting persons
- CR Financial Holdings, Inc. (CIK 0001835871): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 21,184,395; shared voting power 0; sole dispositive power 21,184,395; shared dispositive power 0; aggregate amount beneficially owned 21,184,395 (46.8% of the class)
- Byron Roth (CIK 0001810078): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 21,184,395; sole dispositive power 0; shared dispositive power 21,184,395; aggregate amount beneficially owned 21,184,395 (46.8% of the class)
- Gordon Roth (CIK 0001160634): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 21,184,395; sole dispositive power 0; shared dispositive power 21,184,395; aggregate amount beneficially owned 21,184,395 (46.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Name of issuer: Roth CH Acquisition Co.
Address of issuer's principal executive offices: 2340 Collins Avenue, Suite 402, Miami Beach, Florida (FL), 33139

## Item 2. Identity and Background
Name of person filing: CR Financial Holdings, Inc.
Residence or business address: 2340 Collins Avenue, Suite 402 Miami Beach, FL 33139
Present principal occupation or employment: Holding company that makes investments in publicly and privately held companies.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: U.S.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Working capital of the filer were used to acquire 2,127,937 ordinary shares of the Issuer. In addition, the filer and certain other entities lent money to the issuer pursuant to the terms of a promissory note with the Issuer. On January 24, 2025, the filer and the other entities converted the amount under the promissory note to shares of the Issuer. As a result, the filer received an additional 19,06,458 ordinary shares.

## Item 4. Purpose of Transaction
Purpose of transaction: CR Financial Holdings, Inc. acquired the securities of the Company for investment purposes. CR Financial Holdings, Inc. does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above. CR Financial Holdings, Inc. may acquire additional securities of the Company, or retain, or sell all or a portion of the securities then held in open market or in privately negotiated transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: CR Financial Holdings, Inc. beneficially owns 21,184,395 shares of common stock, which represents 46.8% of the Issuer's outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: CR Financial Holdings, Inc. beneficially owns 21,184,395 shares of common stock.
Transactions in the class effected during the past sixty days: Working capital of the filer were used to acquire 2,127,937 ordinary shares of the Issuer. In addition, the filer and certain other entities lent money to the issuer pursuant to the terms of a promissory note with the Issuer. On January 24, 2025, the filer and the other entities converted the amount under the promissory note to shares of the Issuer. As a result, the filer received an additional 19,06,458 ordinary shares.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- CR Financial Holdings, Inc.: /s/ Byron Roth, Byron Roth / CEO (02/14/2025)
- Byron Roth: /s/ Byron Roth, Byron Roth (02/14/2025)
- Gordon Roth: /s/ Gordon Roth, Gordon Roth (02/14/2025)